November 6, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington, D.C. 20549-7010

Attn:	Erin E. Martin, Special Counsel

Jessica Livingston, Staff Attorney

Gus Rodriguez, Accounting Branch Chief

Michelle Miller, Staff Accountant

Re:	CURO Group Holdings Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 1, 2017

File No. 333-221081

Ladies and Gentlemen:

On behalf of CURO Group Holdings Corp. (the “Company”) we are submitting this letter and the following information in response to the letter, dated November 3, 2017, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally filed on October 24, 2017, as amended by on November 1, 2017 (File No. 333-221081). We are also electronically transmitting for filing an amended version of the Registration Statement on Form S-1 (the “Amended Registration Statement”).

References to page numbers below pertain to the page numbers in the Amended Registration Statement. Capitalized terms used herein without definition have the meanings ascribed to them in the Amended Registration Statement.

CSO Programs, page 5

1.	Comment: You state that CSO fees are calculated based on the amount of the customer’s loan. In order to enhance an investors understanding of how fees are earned in your CSO program, please revise to clarify that CSO fees are calculated based on the amount of the outstanding customer’s loan.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5, 55, 56, 95, 96, 111, F-9 and F-51 of the Amended Registration Statement to clarify that CSO fees are calculated based on the amount of the customer’s outstanding loan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Unsecured Installment Loans, page 62

2.	Comment: You disclose that provision expense for the period ending September 30, 2017 was higher due to seasonality and that the overall provision expense as a percentage of originations is comparable to the same period in the prior year. Please address the following:

•	Disclose the nature of the seasonal factors that drove the increase in the provision for the period ending September 30, 2017;

•

The Unsecured Installment CSO guarantee liability as a percentage of Unsecured Installment gross loans guaranteed by the Company declined from 27.7% at September 30, 2016 to 23.8% at September 30, 2017. Please discuss and analyze the reasons for the decrease in this percentage; and

•

Disclose why despite the decrease in first-pay-defaults (FPD) for the nine months ended September 30, 2017, the provision as a percentage of loan originations for both Company owned and Guaranteed by the Company increased.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 62 of the Amended Registration Statement to identify the seasonal factors that drove the increase in the provision expense for the period ending September 30, 2017, to discuss the reasons for the decrease in Unsecured Installment CSO guarantee liability as a percentage of Unsecured Installment gross loans guaranteed by the Company and also to disclose why despite the decrease in FPD for the nine months ended September 30, 2017, the provision as a percentage of loan originations increased for both loans owned and loans guaranteed by the Company.

Please advise us if we can provide any further information or assistance to facilitate your review. Please do not hesitate to contact me at (212) 728-8214 with any further questions or comments.

Sincerely,

/s/ Cristopher Greer

cc: Vin Thomas, Chief Legal Officer, CURO Group Holdings Corp.